Exhibit 6.4

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made and entered into as of November 3, 2023 by and between the undersigned employee (“you”) and Green Coffee Company Holdings, LLC, a Delaware limited liability company (the “Company”).

1.    At-Will Employment. You will be employed by the Company on an at-will basis with a start date of November 13, 2023 (the “Start Date”). This means that either you or the Company may end the employment relationship at any time, with or without cause. The period during which you are employed by the Company pursuant to this Agreement is referred to as the “Employment Period.”

2.    Position; Duties. During the Employment Period, you will serve as Chief Revenue Officer of the Company reporting to the Company’s Chief Executive Officer. This is a full-time position that is exempt from any overtime requirements under applicable law. In this position, your responsibilities will include those duties that are customarily performed by those in such a position and such other duties as may be assigned to you by Company management from time-to-time. During the Employment Period, you agree to, at all times, comply with all Company policies in effect from time-to-time and all applicable laws.

3.   Compensation.

(a)        Base Salary. During the Employment Period, the Company will pay you an initial base salary in the gross amount of $350,000 per year, which shall be paid in equal monthly installments, less applicable withholdings, prorated for any partial years (such amount, the “Base Salary”). Your Base Salary may be increased, but not decreased (other than broad-based salary reductions affecting other executives at your level), after the third anniversary of your Start Date at the sole discretion of the board of managers (the “Board”) of the Company.

(b)        Personal Performance Bonus. Beginning with fiscal year 2024, for each full Company fiscal year that is completed while the Employment Period is ongoing, you will be eligible to receive a cash bonus of 50% of your Base Salary. The actual payout will be determined after the Company's fiscal year-end based on your individual performance in connection with the KPIs set forth in the table below. In the case of over or underperformance, upward and downward adjustments will be subject to the discretion of the Board.

(c)        Company Performance Bonus. Beginning with fiscal year 2024, for each full Company fiscal year that is completed while the Employment Period is ongoing, you will be eligible to receive a cash bonus of 1% of the EBITDA of the Company. The actual payout will be determined after the Company's fiscal year-end based on the Company's performance in connection with the KPIs set forth in the table below. In the case of over or underperformance, upward and downward adjustments will be subject to the discretion of the Board.

For further clarity on the Personal Performance Bonus and the Company Performance Bonus (together, “Bonus Compensation”) in paragraphs (b) and (c) of this section, we have included this chart, which sets out the key KPIs for each Bonus and the expected cash compensation to you upon achievement:

Compensation Table	2024	2025	2026
Key roasted coffee drivers
Number of roasted pounds	$2,204,600	$9,600,000	$30,480,000
Weighted avg. wholesale price/lb.	7.00	7.15	7.29
Net expected EBITDA margin	32%	32%	31%
A. Personal performance bonus (if Ted hits roasted coffee targets)
Annual Salary	$350,000	$350,000	$350,000
Target cash bonus (50% of base)	$175,000	$175,000	$175,000
Personal compensation	$525,000	$525,000	$525,000
B. Company performance bonus (if Management hits company-wide targets)
Total expected GCC EBITDA (coffee & byproducts)	$6,898,428	$40,401,023	$92,923,849
Management bonus pool (5% of EBITDA)	$344,921	$2,020,051	$4,646,192
Expected allocation of total pool to Ted (20%)	$68,984	$404,010	$929,238
Total compensation to Ted (cash)	$593,984	$929,010	$1,454,238

(d)        Equity Grant. On the Start Date, you shall receive a grant of $125,000.00 of restricted stock units of the Company having a current per unit price of $1,500.00 representing the rights to 83.33 common equity interests of the Company, which shall fully vest on the earliest, so long as the Employment Period is continuing, to occur of: (1) the three-year anniversary of the Grant Date, (2) a Change in Control or (3) a Public Offering, and which shall be subject to (x) the terms of the Investor Agreement and Subscription Agreement last used by the Company prior to the Start Date in any offering of the Company's securities, (y) the Green Coffee Company Holdings, LLC Profits Interest Plan (Amended and Restated Effective October 19, 2023) as currently in effect or later expressly superseded and (z) the Amended and Restated Limited Liability Company Agreement of the Company as currently in effect or later expressly superseded (the “LLC Agreement”). For purposes of this Agreement, a “Change in Control” and a “Public Offering” shall have the meanings set forth on Exhibit A hereto. During the Employment Period, you may be eligible for additional grant(s) of restricted stock units or other equity at the sole discretion of the Board.

(e)        Withholdings. All payments under this Section 3 are subject to and the Company may deduct from each such payment amounts required to be deducted and withheld in accordance with applicable federal and state income, FICA, and other withholding tax requirements.

4.   Benefits.

(a)        Paid Time Off. During the Employment Period, you will be eligible to take up to 25 days of paid time off (“PTO”) per year in addition to U.S. federal holidays. Unused PTO will not carry over from year to year. Unused PTO in any given year will not be eligible for payment upon your separation from the Company. In all cases, given the importance of your role to the Company, your use of PTO shall be subject to the Company’s reasonable business needs.

(b)        Company Loan. At such time as you request of the Company in writing during February 2024, the Company agrees that it will make a loan to you of $75,000.00, which shall be due and payable in full including all interest thereon no later than the one-year anniversary of the disbursement of such loan proceeds to you by the Company. You are free to prepay the loan early without any restrictions. Any prepayment will also include a pro rata amount of interest through such date calculated on a 360-day calendar year basis. Should you fail to repay the loan and applicable interest by the specified due date, the Company reserves the right to deduct the outstanding amount from your Base Salary and/or other payments hereunder until paid in full or impose other penalties under applicable law.

(c)        Employee Benefits. During the Employment Period, you, at your election, may participate in all retirement plans, savings plans, health or medical plans and any other benefit plans of the Company generally available from time to time to other similarly situated employees in the U.S. Until such time as you have elected to participate in such plans, the Company will pay you a lump sum of $3,361.00 per month (grossed up for taxes (except to the extent where the Company has established a plan where the payment of such amount would not be expected to be considered taxable income for income tax purposes under the Internal Revenue Code even if you do not opt into such plan)) so that you may purchase similar plans that you choose.

(d)        Company Equity Purchase Discount. Through December 31, 2023, you are entitled to make purchases on your own behalf of the Company's common equity interests at a price per interest of $1,350.00 per interest (a 10% discount to the current fair market value), subject to the terms of the Investor Agreement and Subscription Agreement last used by the Company in any offering of the Company's securities. During the Employment Period, you may be eligible for additional co-investment opportunities at the sole discretion of the Board.

(e)        Vehicle Allowance. The Company will pay you a lump sum of $1,250.00 per month (grossed up for taxes (except to the extent where the Company has established a plan where the payment of such amount would not be expected to be considered taxable income for income tax purposes under the Internal Revenue Code even if you do not opt into such plan)) for the use of a vehicle and all costs related thereto (insurance, gas, repairs and maintenance, etc.).

(f)        Cell Phone Allowance. The Company will pay you a lump sum of $100.00 per month (grossed up for taxes (except to the extent where the Company has established a plan where the payment of such amount would not be expected to be considered taxable income for income tax purposes under the Internal Revenue Code even if you do not opt into such plan)) for the purchase and use of a cell phone.

(g)        Business Expenses. The Company will reimburse you for all reasonable and necessary out-of-pocket and documented business expenses that you incur during the Employment Period in connection with the performance of your duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

5.    Termination. The Employment Period and your employment may be terminated by either the Company or you at any time and for any reason and will automatically terminate upon your death. Upon termination of your employment for any reason, you shall be entitled to receive the following: (a) any accrued but unpaid Base Salary and Bonus Compensation through the date of termination; (b) reimbursement for unreimbursed expenses properly incurred by you pursuant to Section 4(g) prior to the date of termination; (c) such employee benefits, if any, to which you may be entitled under the Company's employee benefit plans as of the date of termination and, (d) in the case where the Company terminates your employment without cause during the first three (3) years of the Employment Period, an amount equal to three (3) months of your Base Salary. You shall not be entitled to any other salary, compensation or benefits after the end of the Employment Period except as specifically provided for in the Company’s employee benefit plans or as expressly required by applicable law. For purposes of this Agreement, “cause” means: (a) the unauthorized use or disclosure of confidential information or trade secrets of the Company or its affiliates, (b) any other breach of a written agreement between you and the Company or any of its affiliates, including this Agreement; (c) the commission of a felony or commission of any other crime involving dishonesty or moral turpitude under applicable law; (c) gross negligence or willful misconduct or the willful or repeated failure or refusal to substantially perform your assigned duties; (d) any act of fraud, embezzlement, misappropriation or dishonesty committed against the Company or any of its affiliates; or (e) any acts, omissions or statements that the Company reasonably determines to be detrimental or damaging to the reputation, operations, prospects or business relations of the Company or any of its affiliates.

6.    Confidentiality.

(a)        You will keep confidential and not disclose or use, both during and after your employment, any Confidential Information of the Company, except as required in the good faith performance of your job duties for the Company or as authorized by the President of the Company in writing. “Confidential Information” includes, but is not limited to, any non-public information that is used, developed, obtained or received by you or the Company in connection with the Company’s business, such as: (i) information about actual and prospective clients, suppliers, referral sources and business relations, including lists, compilations of data, preferences, and personal and/or financial information relating to them; (ii) business information, including contracts, business plans, strategies, tactics, litigation or negotiations; (iii) marketing information, including sales plans, methods, or market research data; (iv) financial information, including costs and performance data, pricing information, sales figures, profit or loss figures, and debt arrangements; and (v) operational information, such as the Company’s policies, procedures, materials, equipment, and other similar records. If ordered by a court to disclose Confidential Information, you must provide written notice to the Company of such order immediately and cooperate with it in seeking confidentiality safeguards. Notwithstanding any other provision of this Agreement, under the federal Defend Trade Secrets Act, you are advised that an individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

(b)        Nothing in this Agreement prohibits or restricts you (or your attorney) from initiating communications directly with, responding to an inquiry from, or providing testimony before the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), any other self-regulatory organization, the Occupational Safety and Health Administration (OSHA), or any other federal or state regulatory authority.

(c)        Nothing in this Agreement in any way prohibits or is intended to restrict or impede, and shall not be interpreted or understood as restricting or impeding, you from reporting any good faith allegation of unlawful employment practices to any appropriate federal, state, or local government agency enforcing discrimination laws; reporting any good faith allegation of criminal conduct to any appropriate federal, state, or local official; participating in a proceeding with any appropriate federal, state, or local government agency enforcing discrimination laws; making any truthful statements or disclosures required by law, regulation, or legal process; and requesting or receiving confidential legal advice, or otherwise disclosing information as permitted by law.

(d)        You understand and acknowledge that your obligations under this Agreement shall continue during and after your employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of your breach of this Agreement or breach by those acting in concert with you or on your behalf.

7.    Non-Competition; Non-Solicitation.

(a)        You acknowledge, understand, and agree that the nature of your employment with the Company gives you access to and knowledge of Confidential Information and places you in a position of trust and confidence with the Company. You further understand and acknowledge that the Company’s ability to reserve its Confidential Information for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by you is likely to result in unfair or unlawful competitive activity. Additionally, during your employment, you have formed and will continue to form certain business relationships that are part of the goodwill of the Company (including relationships with other Company employees, contractors, suppliers, customers, and agents), and you have had and will continue to have access to the Company’s Confidential Information. You agree that the Company is entitled to protect its investment in its Confidential Information through the enforcement of the obligations set forth in this Agreement, which are reasonable and necessary for that purpose. You further agree that the obligations set forth herein will survive the cessation of your employment with the Company, regardless of the reason for such cessation, and will inure to the benefit of the Company’s successors and assigns. Because of the Company’s legitimate business interest as described in this Agreement and the good and valuable consideration offered to you as described in Sections 3 and 4, the receipt and sufficiency of which you acknowledge, you covenant and agree that:

(i)        During your employment and for one (1) year thereafter, you will not, for yourself or on behalf of or in connection with any other person, entity or organization, provide any type of services of a similar type as you provided to the Company in connection with any person, entity or organization in competition with the Company’s “Business,” as defined below (including, but not limited to, as an employee, consultant, advisor, agent, independent contractor, owner, partner, co-venturer, principal, director, shareholder, lender or otherwise). The “Business” will mean the business in which the Company is engaged or plans to engage as of your last date of employment which includes, for the avoidance of doubt, the sale of coffee and coffee-related products. Notwithstanding the foregoing, in the case where the Company terminates your employment without cause, the one-year restricted period post-employment will not apply.

(ii)        During your employment and for one (1) year thereafter, you will not, directly or indirectly, for yourself or on behalf of or in connection with any other person, entity or organization, call on, solicit, have contact with, or service any customer, supplier or business relation of the Company in order to (a) induce or attempt to induce such person or entity to cease doing business with, or reduce the amount of business conducted with, the Company, (b) in any way interfere with the relationship between any such person or entity and the Company, or (c) provide products or services in competition with the Company’s Business. Notwithstanding the foregoing in part (c) of this paragraph, in the case where the Company terminates your employment without cause, the one-year restricted period post-employment will not apply do the activities described in part (c) of this paragraph.

(iii)        During your employment and for one (1) year thereafter, you will not, directly or indirectly, for yourself or on behalf of or in connection with any other person, entity or organization, induce or attempt to induce any employee or consultant of the Company to leave the employ or services of the Company.

(b)        All property, memoranda, notes, records, data, and other documents, in whatever form, compiled by, made available to, or received by you while employed by the Company pertaining to the Company’s business and/or its clients, including but not limited to Confidential Information, is the property of the Company. You must deliver promptly to the Company, on the date your employment ends (or at any other time upon request), all documents, electronic files, and things in your possession, custody, or control pertaining to the Company’s business and its Confidential Information, without retaining copies thereof.

8.    Enforcement. You acknowledge and agree that: (a) the breach of any provision in Sections 6 or 7 of this Agreement will result in irreparable harm to the Company; (b) no adequate remedy at law exists with regard to any such breach; and (c) the Company will be entitled to seek to enforce this Agreement by injunction or other equitable remedies in the event of a breach or threatened breach, without the requirement of posting bond, in addition to any other remedies available to the Company (including, without limitation, monetary damages). If you violate any of your obligations under Section 7, then the applicable restricted period will be extended to account for the period during which you were in breach, and you will pay the Company’s reasonable legal fees and costs associated with any enforcement action. The existence of any claim you may have against the Company will not operate to nullify or reduce your obligations under this Agreement. The provisions of this Agreement will be enforceable to the fullest extent permitted by law. If any provision is held to be unenforceable, then such provision will be construed or reformed in a manner so as to permit its enforceability to the fullest extent permitted by applicable law. Notwithstanding the foregoing, should either party bring an action to enforce this Agreement, the prevailing party in such action shall be awarded costs and reasonable attorneys’ fees incurred in bringing such action, in addition to any other remedies available in law or equity.

9.    Inventions and Discoveries. Any inventions, concepts, ideas, innovations, improvements, developments, methods, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work (whether or not including any Proprietary Information) and all registrations or applications related thereto, discoveries, and all other Proprietary Information and all similar or related information, whether or not patentable or copyrightable, which relate to the Company’s actual or anticipated business, research and development, or existing or future products or services and which are conceived, developed, or made by you as a result of work performed by you for the Company after the date of this Agreement (collectively, the “Work Product”) belong to the Company and shall be promptly disclosed to the Company. Employee further agrees that any such copyrightable work is “work made for hire,” as that term is defined in the Copyright Law of the United States (17 U.S.C. § 101, et seq., or its successor law), for the Company. Employees hereby assigns, and agrees to assign, any right, title, or interest in or relating to the Work Product to the Company. Employee will performed all actions reasonably requested by the Company (whether during or after the Employment Period) to establish and confirm such ownership (including the execution and delivery of assignments, consents, powers of attorney, and other instruments) and to provide reasonable assistance to the Company in connection with the prosecution of any applications for patents, trademarks, trade names, service marks, or reissues thereof, or in the prosecution or defense of interferences relating to any Work Product.

10.  Cooperation and Indemnification. You acknowledge that certain matters in which you will be involved during the Employment Period may necessitate your cooperation in the future. Accordingly, after the termination of your employment for any reason, to the extent reasonably requested by the Company, you agree to cooperate with the Company in connection with matters arising out of your service to the Company. The Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for all reasonable and documented out-of-pocket expenses incurred by you in the course of providing such cooperation. You shall be entitled to the same rights of indemnification available to other officers of the Company at your level under the LLC Agreement (current Section 6.15), and any director and officer liability insurance purchased by the Company to indemnify other officers of the Company at your level.

11.  Survival, Modification, Waiver. Sections 5 through 16, inclusive, shall survive and continue in full force in accordance with their terms notwithstanding the termination of the Employment Period. No modification, termination or attempted waiver of this Agreement shall be valid unless in writing and signed by the party against whom the same is sought to be enforced. The failure of any party to enforce any provision or protections of this Agreement shall not in any way be construed as a waiver of any such provision or provisions as to any future violations thereof, nor prevent that party thereafter from enforcing each and every other provision of this Agreement.

12.  Interpretation; Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such determination will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.  Assignment; Successors and Assigns. The rights and obligations of Company under this Agreement shall inure to the benefit of, and shall be binding on, Company and its successors and assigns. This Agreement is personal to you and you may not assign your obligations under this Agreement in any manner whatsoever and any purported assignment shall be void. The Company may assign this Agreement to any successor to all or substantially all of its assets and/or business by means of liquidation, dissolution, merger, consolidation, transfer of assets, or otherwise.

14.  Governing Law: Jurisdiction and Venue; Attorneys’ Fees. This Agreement, for all purposes, shall be construed in accordance with the internal laws of the United States of America and the State of Delaware, without regard to principles of conflicts of law. Any action or proceeding by either of the parties to enforce this Agreement, including actions for temporary or permanent injunctive relief to enforce Section 6 or 7 of this Agreement, shall be brought only in a state or federal court having jurisdiction in the State of Delaware. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement. In the event of litigation in relation to this Agreement, the non- prevailing party shall be liable for and pay to the prevailing party all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing party in connection with such litigation.

15.  Entire Agreement; Release from Prior Agreements. This Agreement contains the entire understanding and agreement between you and the Company with respect to its subject matter and supersedes and replaces all current or prior understandings and agreements, whether written or oral, you have or had with the Company or any of its current or former affiliates, (collectively, the “Prior Agreements”). By signing this Agreement, you acknowledge that the Prior Agreements are terminated and canceled, and release and discharge the Company (including its predecessors) and its affiliates from

(A) any and all claims or actions arising out of your employment relationship with the Company prior to the date of this Agreement, and (B) any rights conferred under any of the Prior Agreements.

16.  Knowing and Voluntary Agreement. By signing below you acknowledge and agree that you have fully read, understand, and voluntarily enter into this Agreement. Executing this Agreement represents that you have been given the opportunity to fully review the terms of this Agreement. You understand the terms of this Agreement and freely and voluntarily sign this Agreement.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

GREEN COFFEE COMPANY HOLDINGS, LLC

By:	/s/ Boris Wüllner Garces
	Name:	Boris Wüllner Garces
	Title:	President
	Date:	November 3, 2023

EMPLOYEE

By:	/s/ Edward C. Skodol III
	Name:	Edward C. Skodol III
	Date:	November 3, 2023

[Signature page to Employment Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

“Change in Control” means:

(a)  there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the members of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(b)  there is approved by the Company a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(c)  there is consummated outside of the ordinary course of business a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its affiliates, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by members of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(d)  individuals who on the date hereof are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

“Public Offering” means: the registered public listing of securities of the Company under the Securities Act of 1933 on a national securities exchange under the Securities Exchange Act of 1934 or any similar law in any other jurisdiction.

1